File N° 82-4093

Corporate Communications

Holcim
Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19


07023427

May 4, 2007

Media release

Annual General Meeting Holcim Ltd

The 1,493 shareholders attending the AGM voted in favor of all motions by a large majority. The proposed payment of a higher gross dividend of CHF 2.- per registered share were among the main motions approved.

Representing some 41 percent of the company's share capital, the 1,493 shareholders attending the 95th Ordinary Annual General Meeting of Shareholders of Holcim Ltd approved by a large majority all the motions proposed by the Board of Directors.

In particular, the increase of the gross dividend from CHF 1.65 to CHF 2.- per registered share was approved.

Holcim Chairman Rolf Soiron and Board members Markus Akermann, Peter Küpfer and H. Onno Ruding were re-elected for a further three year term.

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For information on the first quarter 2007, please see the media release dated May 3, 2007.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com